Exhibit 99.10

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

February 10, 2021.

Item 3	News Release

On February 10, 2021, a news release in respect of the material change was disseminated through Cision and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On February 10, 2021, the Company entered into a definitive agreement with Reserve Industries Corporation and Reserve Minerals Corporation (the “Royalty Purchase Agreement”) to acquire existing royalty interests on the McArthur River and Cigar Lake Mines in Saskatchewan Canada.

Item 5	Full Description of Material Change

On February 10, 2021, the Company entered into the Royalty Purchase Agreement pursuant to which URC will acquire an existing 1% gross overriding royalty (“McArthur Royalty”) on an approximate 9% share of uranium production derived from Orano Canada Inc.’s (“Orano”) ownership interest (~30%) in the McArthur River Project, which royalty includes the option to take physical uranium “in kind” by giving a 45-day notice, and a 20% net profits interest (“Waterbury Royalty”) on a 3.75% share of overall uranium production, derived from Orano’s ownership interest (37.1%) in the Cigar Lake/Waterbury Project. The Waterbury Royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the royalty lands (93 Mlbs produced to date).

Total consideration payable by the Company under the transaction is US$11.5 million (approximately, C$14.6 million), which will be satisfied by the Company on closing by paying US$10.0 million (approximately C$12.7 million) in cash and issuing 970,017 common shares. URC currently expects to finance the transaction through its current cash position and holdings of listed securities. The transaction is subject to customary closing conditions, including receipt of requisite approval of the TSX Venture Exchange and requisite consents.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Scott Melbye

Chief Executive Officer

Phone: 604-396-8222

Item 9	Date of Report

February 19, 2021.